UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

SeaSpine Holdings Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

81255T108

(CUSIP Number)

December 31, 2015

(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 81255T108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bridger Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
618,684

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
618,684

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
618,684

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

*Represents the Reporting Persons' beneficial ownership as of December 31, 2015 and February 16, 2016 based on 11,102,928 shares of common stock outstanding as of November 5, 2015, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2015.

SCHEDULE 13G

CUSIP No. 81255T108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Roberto Mignone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
618,684

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
618,684

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
618,684

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Represents the Reporting Persons' beneficial ownership as of December 31, 2015 and February 16, 2016 based on 11,102,928 shares of common stock outstanding as of November 5, 2015, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2015.

SCHEDULE 13G

CUSIP No. 81255T108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bridger Healthcare, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
618,684

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
618,684

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
618,684

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Represents the Reporting Persons' beneficial ownership as of December 31, 2015 and February 16, 2016 based on 11,102,928 shares of common stock outstanding as of November 5, 2015, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2015.

SCHEDULE 13G

CUSIP No. 81255T108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blake Goodner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
618,684

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
618,684

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
618,684

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Represents the Reporting Persons' beneficial ownership as of December 31, 2015 and February 16, 2016 based on 11,102,928 shares of common stock outstanding as of November 5, 2015, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2015.

Item 1(a).	Name of Issuer: SeaSpine Holdings Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
2302 La Mirada Drive, Vista, CA 92081

Item 2 (a, b, c).	Name of Persons Filing, Address of Principal Business Office, Citizenship:

Bridger Management, LLC, a Delaware limited liability company, 90 Park Avenue – 40th Floor, New York, NY 10016
Mr. Roberto Mignone (“Mr. Mignone”), 90 Park Avenue – 40th Floor, New York, NY 10016. Mr. Mignone is a United States citizen.

Bridger Healthcare, Ltd., a Cayman Islands limited company, c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands

Mr. Blake Goodner ("Mr. Goodner"), 90 Park Avenue – 40th Floor, New York, NY 10016. Mr. Goodner is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value per share (the "Common Stock")

Item 2(e).	CUSIP Number: 81255T108

Item 3.	Not Applicable.

Item 4.	Ownership.

Information with respect to the Reporting Persons' ownership of the Common Stock as of December 31, 2015 and February 16, 2016, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

Bridger Healthcare, Ltd. is the owner of record of the Common Stock reported herein.  Bridger Management LLC is the investment adviser to Bridger Healthcare, Ltd.  Mr. Mignone is the manager of Bridger Management, LLC and Mr. Goodner is the Portfolio Manager of Bridger Healthcare, Ltd.  Each of Bridger Management LLC, Mr. Mignone and Mr. Goodner may be deemed to share beneficial ownership of the Common Stock reported herein.

Item 5.	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows:]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 16, 2016

BRIDGER MANAGEMENT, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Manager

/s/ Roberto Mignone
Roberto Mignone, Individually

BRIDGER HEALTHCARE, LTD.

By:	Bridger Management, LLC, its investment manager

By:	/s/ Roberto Mignone
Roberto Mignone, Manager

/s/ Blake Goodner
Blake Goodner, Individually

EXHIBIT INDEX

Exhibit I:                      Joint Filing Statement Pursuant to Rule 13d-1(k)

Exhibit I
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 16, 2016

BRIDGER MANAGEMENT, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Manager

/s/ Roberto Mignone
Roberto Mignone, Individually

BRIDGER HEALTHCARE, LTD.

By:	Bridger Management, LLC, its investment manager

By:	/s/ Roberto Mignone
Roberto Mignone, Manager

/s/ Blake Goodner
Blake Goodner, Individually